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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                 SCHEDULE TO/A

                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                GUCCI GROUP N.V.
                            (Name of Subject Company)

                         PINAULT-PRINTEMPS-REDOUTE S.A.
                        (Name of Filing Person--Offeror)

                 COMMON SHARES, NOMINAL VALUE EUR 1.02 PER SHARE
                         (Title of Class of Securities)

                                    401566104
                      (CUSIP Number of Class of Securities)

                                 SERGE WEINBERG
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                10, AVENUE HOCHE
                              75381 PARIS CEDEX 08
                                     FRANCE
                             (011 33 1) 45 64 61 00
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:

                               DAVID A. KATZ, ESQ.
                            JOSHUA R. CAMMAKER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000









[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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         This Amendment No. 1 (the "Amendment") amends and supplements the
Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on April 1, 2004 by Pinault-Printemps-Redoute S.A., a Societe Anonyme with a management board and supervisory board and organized under the laws of the Republic of France ("PPR"), relating to the offer by PPR to purchase any and all outstanding Common Shares, nominal value EUR 1.02 per share (the "Shares"), of Gucci Group N.V. that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 12.  EXHIBITS.

         Item 12 is hereby amended by amending and restating in its entirety the following exhibit:

         (a)(4) Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees



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                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.






                                             PINAULT-PRINTEMPS-REDOUTE S.A.


                                             /s/ Serge Weinberg
                                            ------------------------------------
                                            Name:  Serge Weinberg
                                            Title: Chief Executive Officer


                                            Date: April 2, 2004

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                                  EXHIBIT INDEX

         (a)(4) Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees